SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March, 2020
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer ID (CNPJ) 43.776.517/0001-80

Company Registry (NIRE) 35.3000.1683-1

SUMMARY OF THE 902ND BOARD OF DIRECTORS’ MEETING

The Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company” or “Issuer”) held an ordinary Board of Directors’ meeting on February 20, 2020, at 9:00 a.m., as convened by Mario Engler Pinto Junior, the Chairman of the Board of Directors, and pursuant to the caput and paragraph 6 of article 13 of the Company’s Bylaws. The meeting was held at the Company’s headquarters located at Rua Costa Carvalho, 300, Pinheiros, in the City and State of São Paulo. The undersigned members of the Company’s Board of Directors attended the meeting.

(...)

Following, the Chairman of the Board moved on to item 5 of the agenda, which was “Approval of the conditions applicable to the debentures of the 25th issuance of simple debentures, non-convertible, unsecured, in up to 3 (three) series, for public distribution with restricted placement efforts, pursuant to the terms of CVM Instruction 476, dated January 16, 2009, as amended (“Debentures”, “Offering” or “Issue” and “CVM Instruction 476”, respectively)”, granting the floor to the Chief Financial and Investor Relations Officer, Rui de Britto Álvares Affonso, and the Head of Capital Markets and Investor Relations, Mario Azevedo de Arruda Sampaio, to expose the matter, based on the Executive Board Resolution 0061/2020, dated February 19, 2020, and Internal Communication  FI 017/2020, dated February 18, 2020, and the power point presentation, all of which are electronically available at the meeting’s file. The matter was discussed and put to vote, pursuant to article 59, paragraph 1, of Law 6.404, dated December 15, 1976, as amended (“Brazilian Corporations Law”), and in accordance with items XIX and XXII of article 14 of the Company’s Bylaws, and unanimously approved the conditions applicable to the 25th issue of simple, non-convertible, unsecured debentures, in up to 3 (three) series, for public distribution with restricted placement efforts according to the procedure described in the CVM Instruction 476, as follows:

1.     Issuer: Companhia de Saneamento Básico do Estado de São Paulo – SABESP.

2.     Total Issue Amount: The total Issue amount was R$1,000,000,000.00 (one billion reais) on the Issue Date (as defined below and under the terms of debenture deed (“Issue Deed”).

3.     Number of Series: The Issue will be carried out in up to 3 (three) series, in which the first series and the third series and the number of Debentures to be allocated in each series of the Issue will be defined according to the demand for Debentures by Professional Investors (as defined in the Issue Deed), in accordance with the Bookbuilding Procedure and the allocation desired by the Issuer. The allocation of Debentures among Series will occur in the communication system, noting that the number of Debentures issued under any series must be reduced from the total number of Debentures to be issued, therefore limiting the number of Debentures to be allocated in the other series, being certain that a maximum of 350,000 (three hundred and fifty thousand) First Series Debentures will be issued and a minimum of 350,000 (three hundred and fifty thousand) Second Series Debentures will be issued (as defined below). The Debentures subject to the Offering distribution within the scope of the first series will be hereinafter referred to as “First Series Debentures”, the Debentures subject to the Offering distribution within the scope of the second series will be hereinafter referred to as “Second Series Debentures” and the Debentures subject to the Offering distribution within the scope of the third series will be hereinafter referred to as “Third Series Debentures”.

4.     Placement and Distribution Procedure: The Debentures will be subject to a public distribution, with restricted placement efforts, pursuant to the provisions of CVM Instruction 476 and under the firm placement guarantee offered by the  institutions that are part of the securities distribution system (“Managers”, the leading intermediate institution being called the “Lead Manager”), individually and not in solidarity, for the Debentures, in the amount of R$1,000,000,000.00 (one billion reais), pursuant to the “Private Instrument for the Public Coordination, Placement and Distribution Agreement, with Restricted Placement Efforts, of Simple, Non- Convertible, Unsecured Debentures, in up to Three Series, under the Firm Placement Guarantee, of the 25th Debentures Issue by Companhia de Saneamento Básico do Estado de São Paulo – SABESP”, to be signed between the Issuer and the Managers (“Distribution Agreement”). Partial distribution of Debentures will not be allowed. The Offering distribution will follow the procedure described in CVM Instruction 476 and the provisions in the Distribution Agreement. Therefore, the Managers will be able to contact up to 75 (seventy-five) Professional Investors, as defined in article 9-A of CVM Instruction 539, dated November 13, 2013, as amended (“CVM Instruction 539”), with the subscription or acquisition being authorized for a maximum of 50 (fifty) Professional Investors. For the subscription and payment of the Debentures, each Professional Investor must sign a statement declaring that, among other items: (i) it has carried out its own analysis regarding the Issuer's payment capacity; (ii) it is aware that, among others, (a) the Offering was not registered with the CVM, (b) the Offering must be registered with ANBIMA, and (c) the Debentures are subject to the trading restrictions provided in the Issue Deed and applicable regulation; and (iii) it expressly agrees with all the terms and conditions of the Issue and the Offering.

5.     Procedure to Gather Investment Intentions (Bookbuilding Procedure): The procedure to gather investment intentions will be adopted and organized by the Offering’s Managers, without minimum or maximum limits, in order to identify the demand for the Debentures at different interest levels (“Bookbuilding Procedure”) and to define, with the Issuer: (i) the first and third series of the Offering; (ii) the number of Debentures to be allocated to each series of the Offering; and (iii) the Remuneration of the First Series, the Remuneration for the Second Series and the Remuneration of the Third Series (as defined below). The outcome of the Bookbuilding Procedure will be ratified by an amendment to the Issue Deed, duly ratified by a corporate act by the Issuer’s Board of Directors, without the need for any approval from Debenture Holders at a General Debenture Holders’ Meeting (“GDHM”).

6.     Deposit for Distribution and Trading: The Debentures shall be deposited for: (a) distribution in the primary market through the ADM – Asset Distribution Module (“ADM”), managed and operated by B3 S.A. – Brasil, Bolsa, Balcão –CETIP UTVM segment (“B3”), with the distribution being financially settled through B3; and (b) trading in the secondary market through CETIP21 – Títulos e Valores Mobiliários (“CETIP21”), managed and operated by B3, with trading being financially settled and the Debentures electronically held at B3. Despite what is described in this item, Debentures may only be traded on the regulated securities markets after 90 (ninety) days after the subscription or acquisition dated of each Professional Investor, as provided in article 13 of CVM Instruction 476, and given the Issuer is in compliance with the obligations described in article 17 of CVM Instruction 476, also observing the provisions in item II of article 13 of CVM Instruction 476 if the firm guarantee has been exercised by the Offering Managers in addition to the caput in article 15 of CVM Instruction 476 in relation to the trading of Debentures, as well as the exception established in its paragraph 1, as applicable.

7.     Use of Proceeds: The proceeds from the Offering will be used to refinance liabilities due in 2020 and for the Issuer’s general cash balance.

8.     Issue Date: For all legal purposes, the date of issue of the Debentures will be April 15, 2020 (“Issue Date”).

9.     Type, Form and Convertibility: Debentures will be nominative, simple and book-entry form, that is, they will not be convertible into shares issued by the Issuer and without issuance of certificates.

10.   Type: The Debentures shall be of the unsecured type.

11.   Term and Maturity: The First Series Debentures will mature in 3 (three) years from the Issue Date, that is, on April 15, 2023 (“First Series Maturity Date”), the Second Series Debentures will mature in 6 (six) years from the Issue Date, that is, on April 15, 2026 (“Second Series Maturity Date”) and the Third Series Debentures will mature in 8 (eight) years from the Issue Date, that is, on April 15, 2028 (“Third Series Maturity Date” and, jointly with the First Series Maturity Date and the  Second Series Maturity Date, the “Debentures Maturity Date”). Subject to the following situations: (i) Total Early Redemption of the First Series Debentures (as defined below) and the Total Early Redemption of the Second Series Debentures (as defined below), (ii) redemption of the First Series Debentures, the Second Series Debentures and the Third Series Debentures, in the event of absence or inapplicability of interest rates, according to the terms provided in the Issue Deed, (iii) Optional Acquisition (as defined below), (iv) Early Redemption Offer (as defined below), and/or (v) early maturity of the Debentures, as provided for in the Issue Deed, the Issuer is obliged to: (a) on the First Series Maturity Date, make the payment for the First Series Debentures at its Nominal Unit Value (as defined below) or the balance of its Nominal Unit Value, as the case may be, plus the Remuneration for the First Series and any amounts overdue and unpaid, calculated in accordance with the provisions in the Issue Deed; (b) on the Second Series Maturity Date, make the payment for the Second Series Debentures at its Nominal Unit Value or the balance of its Nominal Unit Value, as the case may be, plus the Remuneration for the Second Series and any amounts overdue and unpaid, calculated in accordance with the provisions in the Issue Deed; and (c) on the Third Series Maturity Date make the payment for the Third Series Debentures at its Nominal Unit Value Updated for the Third Series Debentures (as defined below), plus the Remuneration for the Third Series and any amounts overdue and unpaid, calculated in accordance with the provisions in the Issue Deed.

12.   Nominal Unit Value: The nominal unit value of the Debentures will be R$1,000.00 (one thousand reais), on the Issue Date (“Nominal Unit Value”).

13.   Guarantees: Not applicable.

14.   Number of Debentures: A total of 1,000,000 (one million) Debentures will be issued, in up to 3 (three) series. The number of Debentures to be allocated in each series will be defined according to the Bookbuilding Procedure, being certain that a maximum of 350,000 (three hundred and fifty thousand) First Series Debentures will be issued and a minimum of 350,000 (three hundred and fifty thousand) Second Series Debentures will be issued.

15.   Amortization of the Nominal Unit Value: Subject to the following situations: (i) Total Early Redemption of the First Series Debentures and Total Early Redemption of the Second Series Debentures (as defined below), (ii) Optional Extraordinary Amortization of the First Series Debentures (as defined below) and/or Optional Extraordinary Amortization of the Second Series Debentures (as defined below); (iii) redemption of the First Series Debentures, the Second Series Debentures and the Third Series Debentures, in the event of absence or inapplicability of interest rates, according to the terms provided in the Issue Deed, (iv) Optional Acquisition (as defined below), (v) Early Redemption Offer (as defined below), and/or (vi) early maturity of the Debentures: (a) the Nominal Unit Value of the First Series Debentures (or the balance of the Nominal Unit Value of the First Series Debentures, as the case may be) will be paid in 1 (one) sole installment, due on the First Series Maturity Date; (b) the balance of the Nominal Unit Value of the Second Series Debentures will be paid in 2 (two) annual and consecutive installments, being the first installment due on April 15, 2025, in the amount corresponding to 50.0000% (fifty percent) of the balance of the Nominal Unit Value of the Second Series Debentures and the second installment due on the Second Series Maturity Date, in the amount corresponding to 100.0000% (one hundred percent) of the balance of the Nominal Unit Value of the Second Series Debentures; and (c) the Updated Nominal Unit Value of the Third Series Debentures (as defined below) will be paid in 2 (two) annual and consecutive installments, se being the first installment due on April 15, 2027, in the amount corresponding to 50.0000% (fifty percent) of the Updated Nominal Unit Value of the Third Series Debentures (as defined below) and the second installment due on the Third Series Maturity Date (as defined below), in the amount corresponding to 100.0000% (one hundred percent) Updated Nominal Unit Value of the Third Series Debentures (as defined below).

16.   Remuneration:

16.1. Monetary Restatements:

(a) Monetary Restatements of the First Series Debentures and the Second Series Debentures. The Nominal Unit Value of the First Series Debentures and the Nominal Unit Value of the Second Series Debentures will not be subject to monetary restatement or recalculation by any index.

(b) Monetary Restatements of the Third Series Debentures. The Nominal Unit Value or balance of the Nominal Unit Value of the Third Series Debentures, as the case may be, will be recalculated, from the First Payment Date, by the accumulated variation of the Índice de Preços ao Consumidor Amplo – IPCA index disclosed by the Instituto Brasileiro de Geografia e Estatística – IBGE, until the actual payment date (“Monetary Restatements of the Third Series Debentures”) with the result from the Monetary Restatements of the Third Series Debentures being automatically incorporated into the Nominal Unit Value of the Third Series Debentures or the balance of the Nominal Unit Value of the Third Series Debentures, as the case may be (“Updated Nominal Unit Value of the Third Series Debentures”). The Updated Nominal Unit Value of the Third Series Debentures will be calculated pro rata temporis, per accrued Business Days, according to the formula provided in the Issue Deed.

16.2. Remuneration:

(a) Remuneration for the First Series Debentures: The First Series Debentures are entitled to a remuneration (“First Series Remuneration”) corresponding to 100% (one hundred percent) of the accrued variation of the average daily rates of the 01 (one)-day interfinancial deposits named DI – Rate over extra-group (“DI Rate”), expressed as a percentage, per annum, based on 252 (two hundred and fifty-two) Business Days, calculated and disclosed on a daily basis by B3 S.A. – Brasil, Bolsa, Balcão, on the daily newsletter disclosed on its website (http://www.b3.com.br), plus a spread or overrate to be defined in the Bookbuilding Procedure, limited to 0.87% (eighty-seven hundredths percent) per annum, based on 252 (two hundred and fifty-two) Business Days. The First Series Remuneration will be calculated on an exponential and accrued on a pro rata temporis basis for 252 (two hundred and fifty-two) Business Days over the Nominal Unit Value of the First Series Debentures (or balance of the Nominal Unit Value of the First Series Debentures, as the case may be), since the First Payment Date (as defined below) or the last Remuneration Payment Date (as defined below), as the case may be, and paid at the end of each Profitability Period (as defined below). The calculation for the First Series Remuneration shall comply with the formula provided in the Issue Deed;

(b) Remuneration for the Second Series Debentures: The Second Series Debentures are entitled to a remuneration (“Second Series Remuneration”) corresponding to 100% (one hundred percent) of the accrued variation of the DI Rate, expressed as a percentage, per annum, based on 252 (two hundred and fifty-two) Business Days, calculated and disclosed on a daily basis by B3 S.A. – Brasil, Bolsa, Balcão, on the daily newsletter disclosed on its website (http://www.b3.com.br), plus a spread or overrate to be defined in the Bookbuilding Procedure, limited to 1,25% (one and twenty-five hundredths percent) per annum, based on 252 (two hundred and fifty-two) Business Days. The Second Series Remuneration will be calculated on an exponential and accrued on a pro rata temporis basis for 252 (two hundred and fifty-two) Business Days over the Nominal Unit Value of the Second Series Debentures (or balance of the Nominal Unit Value of the Second Series Debentures, as the case may be), since the First Payment Date or the last Remuneration Payment Date, as the case may be, and paid at the end of each Profitability Period. The calculation for the Second Series Remuneration shall comply with the formula provided in the Issue Deed;

(c) Remuneration for the Third Series Debentures: The Third Series Debentures are entitled to a remuneration (“Third Series Remuneration” and, jointly with the First Series Remuneration and the Second Series Remuneration as “Remuneration”) corresponding to a certain percentage per year, to be defined in the Bookbuilding Procedure, in any case limited to the maximum rate which is greater between: (i) 1.45% (one and forty-five hundredths percent) per annum, based on 252 (two hundred and fifty-two) Business Days, exponentially increased by the domestic return rate of the semi-annual interest bearing IPCA Treasury Bill, with maturity on August 15, 2028 (Tesouro IPCA+2028), based on the indicative price released by ANBIMA on its website (http://www.anbima.com.br), to be determined at the end of the Business Day immediately prior to the date of the Bookbuilding Procedure; or (ii) 4.75% (four and seventy-five hundredths percent) per annum, based on 252 (two hundred and fifty-two) Business Days. The Third Series Remuneration will be calculated on an exponential and accrued on a pro rata temporis basis for 252 (two hundred and fifty-two) Business Days over the Updated Nominal Unit Value of the Third Series Debentures, since the First Payment Date or the last Remuneration Payment Date, as the case may be, and paid at the end of each Profitability Period. The calculation for the Third Series Remuneration shall comply with the formula provided in the Issue Deed;

(d) Profitability Period: For the purpose of calculating the First Series Remuneration, Second Series Remuneration and the Third Series Remuneration, a “Profitability Period” is defined as the time interval that begins on the First Payment Date, including such date, as the first Profitability Period, or on the Remuneration Payment Date immediately prior, including such date, for the remaining Profitability Periods, and ends on the Remuneration Payment Date, excluding such date, corresponding to the period in question.

17.   Remuneration Payment: Subject to the following situations: (i) Total Early Redemption of the First Series Debentures and Total Early Redemption of the Second Series Debentures, (ii) Optional Extraordinary Amortization of the First Series Debentures and Optional Extraordinary Amortization of the Second Series Debentures, (iii) redemption of the First Series Debentures, of the Second Series Debentures and the Third Series Debentures, in the event of absence or inapplicability of interest rates, according to the terms provided in the Issue Deed, (iv) Optional Acquisition (as defined below), (v) Early Redemption Offer (as defined below), and/or (vi) early maturity of the Debentures, (a) the amounts relating for the First Series Remuneration and the Second Series Remuneration must be paid semiannually, always on the 15th of April and October of each year, with the first payment due on October 15, 2020 and the last payment due on the First Series Maturity Date, for the First Series Debentures, and on the Second Series Maturity Date, for the Second Series Debentures; and (b) the amounts relating for the Third Series Remuneration must be paid annually, always on the 15th of April of each year, with the first payment due on April 15, 2021 and the last payment due on the Third Series Maturity Date (each of these dates as a “Remuneration Payment Date”).

18.   Payment Location: The payments to which the Debentures are entitled will be made by the Issuer on their respective due dates by means of, as the case may be: (a) the procedures adopted by B3, for the Debentures that are electronically deposited at B3; and/or (b) the procedures adopted by the bookkeeping agent for the Debentures that are not electronically deposited at B3 (“Payment Location”).

19.   Deadline Extensions: The deadlines for the payment of any obligations related to the Debentures will extended to the 1st (first) subsequent Business Day if any of the maturity dates coincide with a day in which there are no commercial or banking activities at the Payment Location or in the City of São Paulo, State of São Paulo, without any increase in the amounts due, except in cases where payments must be made through B3, in which an extension will only occur when the payment date coincides with a national holiday, Saturday and/or Sunday.

20.   Late Payment Charges: Without prejudice to Remuneration and, as the case may be, the Monetary Restatements of Third Series Debentures, any late payments of amounts due to the Debenture Holders will be entitled to a non-compensatory delay penalty of 2% (two percent) on the overdue amount and default interest, calculated from the date of default up to the actual payment date, of 1% (one percent) per month, on the total overdue amount, regardless of notification or judicial or extrajudicial injunctions, in addition to collection expenses incurred by the Debenture Holders (“Delay Penalties”).

21.   Subscription and Payment Price: The Debentures shall be paid in cash and in national currency, on their subscription date in the primary market and corresponding to their Nominal Unit Value and on more than one day if the payment for the Debentures are executed in additional days due to eventual operational errors for the payment of the Debentures that are not paid in on the first payment date (“First Payment Date”), corresponding to the Nominal Unit Value or the Updated Nominal Unit Value for the Third Series Debentures, as the case may be, plus the Remuneration of the respective series, calculated pro rata temporis since the First Payment Date until the actual payment date, by using 8 (eight) decimal places, without rounding, with the subscription price for the First Payment Date and subsequent payment dates being able to have a premium or discount, being certain that, if applicable, the premium or discount will be the same for all Debentures of the respective series that were subscribed and paid on the same Payment Date.

22.   Renegotiation: The Debentures will not be renegotiated.

23.   Proof of Debentures Ownership: The Issuer will not issue certificates for the Debentures. For all legal purposes, the ownership of the Debentures will be proved through the statement issued by the bookkeeping agent. Additionally, the statement issued by B3 on behalf of the Debenture Holder will also be recognized as proof of ownership of the Debentures if the Debentures are electronically deposited at B3.

24.   Risk Rating: A risk rating agency will be hired to assign a rating to the Debentures.

25.   Optional Acquisition: The Issuer may, at any time, acquire Debentures, subject to the provisions of article 55, paragraph 3 of the Brazilian Corporations Law (“Optional Acquisition”), for: (i) an amount that is equal or less than their respective Nominal Unit Value and such acquisition must be included in Issuer's management report and financial statements; or (ii) an amount that is higher than their respective Nominal Unit Value, provided that it follows any rules issued by the CVM. The Debentures acquired by Issuer according with this item may, at the Issuer's discretion, be: (i) canceled, and the cancellation must be object of a resolution act by Issuer; (ii) be kept in the Issuer's treasury; or (iii) be placed on the market again, observing the trading restrictions provided by CVM Instruction 476. The Debentures acquired by Issuer to remain in treasury under the terms of this item, if and when put back on the market, will be entitled to the same Remuneration of the other Debentures of the same series.

26.   Total Early Redemption:

26.1    The early redemption of the First Series Debentures may take place at any time, at the Issuer's discretion, starting from April 15, 2022, including such date, for the total amount of First Series Debentures (“Total Early Redemption of the First Series Debentures”). The Total Early Redemption of the First Series Debentures will take place upon payment of the Nominal Unit Value of the First Series Debentures (or balance of the Nominal Unit Value of the First Series Debentures, as the case may be), plus the First Series Remuneration, calculated pro rata temporis since the First Payment Date or the last Remuneration Payment Date for the First Series Debentures, as the case may be, until the effective redemption date and other charges due and not paid by such date, plus a premium for the holders of the First Series Debentures in the amount of 0.20% (twenty hundredths percent), per annum, for the Remaining Term (as defined in the Issue Deed), to be paid to the First Series Debenture Holders, according to the procedures adopted by B3 for the First Series Debentures electronically deposited at B3, or the procedures adopted by the bookkeeping agent for the First Series Debentures that are not electronically deposited at B3, calculated according with the formula provided in the Issue Deed.

26.2   The early redemption of the Second Series Debentures may take place at any time, at the Issuer's discretion, starting from April 15, 2023, including such date, for the total amount of Second Series Debentures (“Total Early Redemption of the Second Series Debentures”). The Total Early Redemption of the Second Series Debentures will take place upon payment of the Nominal Unit Value of the Second Series Debentures (or balance of the Nominal Unit Value of the Second Series Debentures, as the case may be), plus the Second Series Remuneration, calculated pro rata temporis since the First Payment Date or the last Remuneration Payment Date for the Second Series Debentures, as the case may be, until the effective redemption date and other charges due and not paid by such date, plus a premium for the holders of the Second Series Debentures in the amount of 0.20% (twenty hundredths percent), per annum, for the Remaining Term (as defined in the Issue Deed), to be paid to the Second Series Debenture Holders, according to the procedures adopted by B3 for the Second Series Debentures electronically deposited at B3, or the procedures adopted by the bookkeeping agent for the Second Series Debentures that are not electronically deposited at B3, calculated according with the formula provided in the Issue Deed.

26.3   The total early redemption for the Third Series Debentures will not be allowed.

27.   Optional Extraordinary Amortization:

27.1    The optional extraordinary amortization of the Nominal Unit Value of the First Series Debentures (or balance of the Nominal Unit Value of the First Series Debentures, as the case may be), limited to 90% (ninety percent), may take place at any time, at the Issuer's discretion, starting from April 15, 2022, including such date, for the total amount of First Series Debentures, proportionally (“Optional Extraordinary Amortization of the First Series Debentures”). The Optional Extraordinary Amortization of the First Series Debentures will take place upon payment of the (i) portion of the Nominal Unit Value of the First Series Debentures (or portion of the balance of the Nominal Unit Value of the First Series Debentures, as the case may be) to be amortized, plus the First Series Remuneration applicable to the portion being amortized, calculated pro rata temporis since the First Payment Date or the last Remuneration Payment Date for the First Series Debentures, as the case may be, until the effective date of the Optional Extraordinary Amortization of the First Series Debentures and other charges due and not paid by such date; and (ii) a premium in the amount of 0.20% (twenty hundredths percent), per annum, for the Remaining Term, in the amount indicated in item “(i)” above, calculated according with the formula provided in the Issue Deed.

27.2    The optional extraordinary amortization of the Nominal Unit Value of the Second Series Debentures (or balance of the Nominal Unit Value of the Second Series Debentures, as the case may be), limited to 90% (ninety percent), may take place at any time, at the Issuer's discretion, starting from April 15, 2023, including such date, for the total amount of Second Series Debentures, proportionally (“Optional Extraordinary Amortization of the Second Series Debentures”). The Optional Extraordinary Amortization of the Second Series Debentures will take place upon payment of the (i) portion of the Nominal Unit Value of the Second Series Debentures (or portion of the balance of the Nominal Unit Value of the Second Series Debentures, as the case may be) to be amortized, plus the Second Series Remuneration applicable to the portion being amortized, calculated pro rata temporis since the First Payment Date or the last Remuneration Payment Date for the Second Series Debentures, as the case may be, until the effective date of the Optional Extraordinary Amortization of the Second Series Debentures and other charges due and not paid by such date; and (ii) a premium in the amount of 0.20% (twenty hundredths percent), per annum, for the Remaining Term, in the amount indicated in item “(i)” above, calculated according with the formula provided in the Issue Deed.

27.3   The optional extraordinary amortization of the Third Series Debentures will not be allowed.

28.   Early Redemption Offer: The Issuer may, at its sole discretion, carry out an early redemption offer for a portion of the Debentures, or the total amount of Debentures, addressed to Debenture Holders of all series or a specific series determined by the Issuer at its sole discretion, without distinction, and the Debenture Holders are guaranteed the option to accept or not the early redemption offer of the Debentures held by them, pursuant to the terms provided in the Issue Deed and applicable legislation, including but not limited to, the Brazilian Corporations Law (“Early Redemption Offer”), and other provisions set forth in the Issue Deed.

29.   Early Maturity: Debentures will have their early maturity declared according to the situations and terms provided for in the Issue Deed.

The Board of Directors also authorized the members of the Company's Executive Board, observing legal and statutory provisions, to carry out all acts related to the 25th issue of simple, non-convertible, unsecured Debentures in up to 3 (three) series, including, but not limited to, negotiating and signing the Issue Deed and its amendments, including the amendment to the Issue Deed that ratifies the Bookbuilding Procedure, as well as the Distribution Agreement, sign all documents and also perform all other acts necessary for this purpose, including the decision to issue 1 (one), 2 (two) or 3 (three) series and the amount of Debentures to be allocated for each series, defining the total Offering amount as well as the Remuneration for the Debentures after the Bookbuilding Procedure to be executed by the Managers of the Offering, within the limits and parameters established herein. Finally, the Board of Directors also ratified all acts related to the 25th issue that have been previously carried out by the Executive Board.

(...)

These minutes were signed by the attending Board Members: Mario Engler Pinto Junior, Benedito Pinto Ferreira Braga Junior, Ernesto Rubens Gelbcke, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Lucas Navarro Prado, Luís Eduardo Alves de Assis, Reinaldo Guerreiro and Wilson Newton de Mello Neto.

This is a free English translation of the original document drawn up in the Board of Directors’ minutes book.

São Paulo, February 21, 2020.

Mario Engler Pinto Junior

Chairman of the Board of Directors

Marialve de Sousa Martins

Secretary of the Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer ID (CNPJ) 43.776.517/0001-80

Company Registry (NIRE) 35.3000.1683-1

SUMMARY OF THE 902ND BOARD OF DIRECTORS’ MEETING

The Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company” or “Issuer”) held an ordinary Board of Directors’ meeting on February 20, 2020, at 9:00 a.m., as convened by Mario Engler Pinto Junior, the Chairman of the Board of Directors, and pursuant to the caput and paragraph 6 of article 13 of the Company’s Bylaws. The meeting was held at the Company’s headquarters located at Rua Costa Carvalho, 300, Pinheiros, in the City and State of São Paulo. The undersigned members of the Company’s Board of Directors attended the meeting.

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Following, the Chairman of the Board moved on to an item not included in the Agenda “Election of a Director for the remainder of the 2019/2021 mandate term” (time: 20 minutes). The matter was instructed according to Codec Letter 035/2020, dated February 18, 2020, Codec Opinion 006/2020, dated February 18, 2020, the Minutes of the 9th Eligibility and Advisory Committee of Companhia de Saneamento Básico do Estado de São Paulo – SABESP, held on February 18, 2020, the Registration Form and resume of the nominee, all of which are electronically available at the meeting’s file. The Controlling Shareholder nominated Mr. Alceu Segamarchi Junior to be considered by the Board of Directors for the role of Technology, Developments and Environment Officer, replacing Mr. Edison Airoldi, enrolled under individual taxpayer ID (CPF) number 925.664.998-53. The matter was voted and unanimously approved the election of Mr. ALCEU SEGAMARCHI JUNIOR, Brazilian, married, civil engineer, personal ID (RG) number 9.418.666-2 – SSP/SP, enrolled under individual taxpayer ID number (CPF) 031.881.868-00, domiciled at Rua Costa Carvalho, 300, Pinheiros, São Paulo/SP, CEP: 05429-000 as Technology, Developments and Environment Officer.

The elected director will serve the remainder of the 2019-2021 mandate term, which will expire in June 2021, pursuant to the terms of Article 15 of the Company’s Bylaws, item II of Article 142 of Law 6.404/76 and other applicable normative provisions. The investiture into the position must comply with the requirements, impediments and procedures foreseen in current regulation, which must all be verified when the director takes office. The remuneration will be fixed according to the guidelines provided by the State Capital Defense Council (Conselho de Defesa dos Capitais do Estado – CODEC), as resolved at the General Shareholders’ Meeting. If functions are accumulated with those of another Director, only one compensation will be paid. The declaration of personal assets must observe the applicable state regulations.

Additionally, the director’s investiture into the position is conditioned to a commitment with specific goals and results to be achieved, subject to approval by the Board of Directors, pursuant to provisions of article 23 of Law 13.303/2016 and the first paragraph of article 42 of the Company’s Bylaws, and the term of office document must include a compliance statement with the arbitration clause of the Novo Mercado Regulation.

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These minutes were signed by the attending Board Members: Mario Engler Pinto Junior, Benedito Pinto Ferreira Braga Junior, Ernesto Rubens Gelbcke, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Lucas Navarro Prado, Luís Eduardo Alves de Assis, Reinaldo Guerreiro and Wilson Newton de Mello Neto.

This is a free English translation of the original document drawn up in the Board of Directors’ minutes book.

São Paulo, February 21, 2020.

Mario Engler Pinto Junior

Chairman of the Board of Directors

Marialve de Sousa Martins

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 2, 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.